In regard to the Securities and Exchange Commission’s comment letter to First Blush Brands, Inc. dated October 1, 2010, regarding File:000-52685, we are requesting an additional ten business day extension, extending the due date to November 15, 2010, for our response due to the number of comments in the letter and our shortage in staffing.

Date: October 29, 2010

First Blush Brands, Inc.

/s/ Barrett Carrere

Barrett Carrere, Chief Financial Officer and Secretary (principal executive and financial officer)